Exhibit 99.1

EHang Reports Third Quarter 2020 Unaudited Financial Results

- Achieved Record High Quarterly Revenues and Gross Profit

- Maintained Stable and High Gross Margin

- Attained Second Quarter of Adjusted Operating Profitability

Guangzhou, China, December 3, 2020 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (AAV) technology platform company, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

Financial and Operational Highlights

•	Total revenues were RMB71.0 million (US$10.5 million), up 104.3% year over year, with growth across the main revenue streams.

•

Gross margin was 59.2%, an increase of 4.3 percentage points year over year, driven by optimized cost structure of certain products and the change in revenue mix. Gross profit was RMB42.0 million (US$6.2 million), an increase of 120.3% year over year.

•	Operating loss was RMB1.8 million (US$0.3 million), shrinking from an operating loss of RMB10.6 million in the third quarter of 2019.

•	Adjusted operating profit[1] (non-GAAP) was achieved again at RMB4.5 million (US$0.7 million), turning around from an adjusted operating loss of RMB7.4 million in the third quarter of 2019.

•	Net loss was RMB1.1 million (US$0.2 million), narrrowing from net loss of RMB10.2 million in the third quarter of 2019.

•	Adjusted net income[2] (non-GAAP) was achieved again at RMB5.3 million (US$0.8 million), turning around from an adjusted net loss of RMB7.0 million in the third quarter of 2019.

•

Sales of the EH216, the Company’s flagship passenger-grade AAV, reached 23 units in the third quarter of 2020 versus 18 units in the third quarter of 2019. Of the 23 units, 2 were the newly launched EH216F.

Business Highlights

•

Launched the EH216F AAV and intelligent aerial firefighting solution: In July, EHang introduced the EH216F, the firefighting version of EH216. The EH216F is the world’s first large-payload AAV for high-rise aerial firefighting. With a peak altitude of up to 600 meters, it is superior to conventional extinguisher equipment for high-rise fires. Given significant market demand, it has attracted strong interest from emergency management departments and fire departments at national and local level in China.

[1]

Adjusted operating profit/(loss) is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

•

Unveiled the heavy-lift EH216L AAV for aerial logistics: In September, EHang unveiled another new product, the aerial logistics version of EH216 named the EH216L. The EH216L is a multi-rotor AAV with the record payload capacity. This model opens up more commercial opportunities for various urban and rural aerial logistics uses that require frequent and point-to-point deliveries.

•

Capacity expansion to meet high demand for AAVs in China: In July, EHang announced that it will build a new AAV production facility in Yunfu, Guangdong. This factory expands upon the current facility in Guangzhou and will support the growth of the air mobility business in China with a planned initial capacity of 600 units of passenger-grade AAVs per annum. The Yunfu factory is designed to be an industry-leading AAV production center and will feature an R&D facility and a training center for air mobility.

•

Obtained the first operational flight permit for passenger-grade AAVs in North America: In July, the EH216 was awarded a Special Flight Operations Certificate issued by the Transport Canada Civil Aviation with which trial flights have been permitted and are routinely conducted in Québec province, Canada.

•

Joined an international project to develop an air ambulance: In August 2020, EHang was selected to join Ambular, an important international project supported by the International Civil Aviation Organization, which is dedicated to the development of a flying ambulance for emergency medical uses.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented: “In the third quarter we had significant growth in revenues and gross profit, both year-over-year and quarter-over-quarter. Notably, we have attained positive quarterly operating profitability on an adjusted basis again since last time in the fourth quarter of 2019. This reflects our improving business operations despite the impact of COVID-19 around the world.”

Hu continued, “We are excited by the launch of two new products based on the cutting-edge EH216 passenger-grade AAV technology platform. The EH216F and the EH216L are designed to meet strong market demand for high-rise firefighting solutions and heavy-lift aerial logistics solutions. Both are expected to drive revenue growth in the years to come. With increasing demand and stronger government emphasis on supporting the development of urban air mobility and unmanned civil aviation in China, we have started to ramp up our production capacity with the new facility in Yunfu. This is an important step forward as we get ourselves ready for the next phase of growth.”

“We are confident in our long-term growth prospects. We are the recognized world leader in UAM. Further regulatory breakthroughs should drive faster growth of the global UAM market. We are creating new use cases, increasing our air mobility operations, and most importantly, providing compelling and integrated technologies and solutions. With the government support and relevant infrastructure upgrade, it is expected that we will receive the airworthiness certificate for EH216 in 2021 and start to provide commercial operation services,” concluded Mr. Hu.

Third Quarter 2020 Financial Results

Total Revenues

Total revenues were RMB71.0 million (US$10.5 million), up 104.3% year over year, with growth across the main revenue streams. Air mobility solutions represented 49.0% of total revenues in the third quarter of 2020. Sales of the EH216, the Company’s flagship passenger-grade AAV, reached 23 units, including 2 units of the EH216F, in the third quarter of 2020, compared with 18 units in the same period of 2019.

Costs of revenues

Costs of revenues were RMB29.0 million (US$4.3 million), up 84.8% year over year. The increase tracked growth in revenues.

Gross profit

Gross profit was RMB42.0 million (US$6.2 million), up 120.3% from RMB19.1 million in the third quarter of 2019.

Gross margin was 59.2%, up 4.3 percentage points from 54.9% in the third quarter of 2019. The steady increase in gross margin was mainly due to the optimization of cost structure of certain products and changes in revenue mix.

Operating expenses

Total operating expenses were RMB44.2 million (US$6.5 million), up 47.3% from RMB30.0 million in the third quarter of 2019. Operating expenses as a percentage of total revenues were 62.2%, 24.1 percentage points lower when compared with 86.3% in the third quarter of 2019. The increase in operating expenses were primarily due to higher research and development expenses related to continuous product development and increased general and administrative expenses.

•	Sales and marketing expenses were RMB8.4 million (US$1.2 million), up 35.4% from RMB6.2 million in the third quarter of 2019, as we expanded operations in European markets.

•

General and administration expenses were RMB16.0 million (US$2.4 million), up 65.5% from RMB9.7 million in the third quarter of 2019. The increase was mainly due to the additional expenses related to being a public company and prudent provisions related to potential COVID-19 impacts.

•

Research and development expenses were RMB19.8 million (US$2.9 million), up 40.0% from RMB14.1 million in the third quarter of 2019. The increase was mainly due to continued investment in new model development. The Company had been preparing new versions of both passenger-grade AAV and non-passenger-grade AAV models, such as the newly-announced EH216F and EH216L as well as related operating systems with enhanced functionalities.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB37.9 million (US$5.6 million), representing an increase of 41.2% from RMB26.8 million in the third quarter of 2019. Adjusted operating expenses as a percentage of total revenues were 53.4%, compared with 77.3% in the third quarter of 2019.

[3]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Operating loss

Operating loss was RMB1.8 million (US$0.3 million), compared with operating loss of RMB10.6 million in the third quarter of 2019. Operating margin was negative 2.6%, compared with negative 30.5% in the third quarter of 2019.

Adjusted operating profit/(loss) (non-GAAP)

Adjusted operating profit was achieved again with RMB4.5 million (US$0.7 million) compared with adjusted operating loss of RMB7.4 million in the third quarter of 2019. Adjusted operating margin was 6.4%, compared to negative 21.2% in the third quarter of 2019.

Net loss

Net loss was RMB1.1 million (US$0.2 million) compared with net loss of RMB10.2 million in the third quarter of 2019. Net margin was negative 1.5%, compared with negative 29.4% in the third quarter of 2019.

Adjusted net income/(loss) (non-GAAP)

Adjusted net income was achieved again with RMB5.3 million (US$0.8 million) compared with adjusted net loss of RMB7.0 million in the third quarter of 2019. Adjusted net margin was 7.4%, compared to negative 20.1% in the third quarter of 2019.

Adjusted net income attributable to EHang’s ordinary shareholders was RMB6.1 million (US$0.9 million) with an adjusted net margin of 8.6%, compared to negative 20.7% in the third quarter of 2019.

Earnings/(loss) per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.002 (US$0.0004). Adjusted basic and diluted earnings per ordinary share4 (non-GAAP) were both RMB0.06 (US$0.01).

Basic and diluted net loss per ADS were both RMB0.004 (US$0.0008). Adjusted basic and diluted earnings per ADS5 (non-GAAP) were both RMB0.12 (US$0.02).

Business Outlook

Due to continuous uncertainties surrounding the impacts and duration of COVID-19 in China and international markets, the Company is adjusting its outlook to at least 50% annual revenues growth for full year 2020. However, the Company has become more optimistic and confident in its long-term growth outlook given the increasing practical uses and demands for AAVs and stronger government emphasis on supporting the industry growth in the global UAM markets, especially in China.

The above outlook is based on information available and market conditions as of the date of this press release and reflects the Company’s current and preliminary expectations, which are subject to change.

[4]

Adjusted basic and diluted earnings per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net loss per ordinary share excluding share-based compensation expenses and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted basic and diluted earnings per ADS is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS excluding share-based compensation expenses and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Thursday, December 3, 2020, U.S. Eastern Time (9:00 PM on December 3, 2020, Beijing/Hong Kong Time).

To join the conference, please register in advance using the link below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8538989

A replay of the conference call may be accessed by phone at the following numbers until December 11, 2020. To access the replay, please reference the conference ID 8538989.

Phone Number
International	+61 2 8199-0299
United States	+1 (646) 254-3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted operating profit/(loss), adjusted net income/(loss), adjusted operating expenses, adjusted basic and diluted earnings/(loss) per ordinary share and adjusted basic and diluted earnings/(loss) per ADSs (the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure, operating margin and net margin or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr@ehang.com

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	321,662	157,804	23,242
Short-term investments	7,674	84,696	12,474
Accounts receivable, net	41,103	137,253	20,215
Unbilled revenue	4,807	2,800	412
Cost and estimated earnings in excess of billings	14,212	3,722	548
Inventories	18,490	56,690	8,350
Prepayments and other current assets	20,565	22,450	3,307

Total current assets	428,513	465,415	68,548

Non-current assets:
Property and equipment, net	16,272	12,266	1,807
Intangible assets, net	1,209	1,108	163
Long-term loans receivable	—	14,835	2,185
Long-term investments	2,983	2,919	430
Deferred tax assets	184	184	27
Other non-current assets	252	187	28

Total non-current assets	20,900	31,499	4,640

Total assets	449,413	496,914	73,188

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	5,000	15,000	2,209
Accounts payable	27,285	52,487	7,730
Contract liabilities	9,918	6,506	958
Accrued expenses and other liabilities	53,310	77,516	11,418
Deferred income	—	783	115
Deferred government subsidies	80	80	12
Income taxes payable	5	—	—

Total current liabilities	95,598	152,372	22,442

Non-current liabilities:
Long-term loans	32,534	—	—
Mandatorily redeemable non-controlling interests	—	40,000	5,891
Deferred tax liabilities	292	292	43
Unrecognized tax benefit	5,494	5,314	783
Deferred income	—	3,297	486
Deferred government subsidies	140	80	12

Total non-current liabilities	38,460	48,983	7,215

Total liabilities	134,058	201,355	29,657

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares	44	44	6
Class B ordinary shares	28	28	5
Additional paid-in capital	1,020,691	1,042,728	153,577
Statutory reserves	1,035	1,035	152
Accumulated deficit	(720,419)	(758,852)	(111,767)
Accumulated other comprehensive income	10,195	7,537	1,110

Total EHang Holdings Limited shareholders’ equity	311,574	292,520	43,083
Non-controlling interests	3,781	3,039	448

Total shareholders’ equity	315,355	295,559	43,531

Total liabilities and shareholders’ equity	449,413	496,914	73,188

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	34,745	35,700	70,980	10,454	67,130	125,498	18,484
Costs of revenues	(15,674)	(15,147)	(28,958)	(4,265)	(29,108)	(51,769)	(7,625)

Gross profit	19,071	20,553	42,022	6,189	38,022	73,729	10,859
Operating expenses:
Sales and marketing expenses	(6,162)	(9,218)	(8,344)	(1,229)	(18,698)	(23,338)	(3,437)
General and administrative expenses	(9,692)	(16,348)	(16,044)	(2,363)	(27,584)	(43,000)	(6,333)
Research and development expenses	(14,123)	(17,870)	(19,777)	(2,913)	(41,699)	(54,307)	(7,999)

Total operating expenses	(29,977)	(43,436)	(44,165)	(6,505)	(87,981)	(120,645)	(17,769)
Other operating income	326	3,724	333	49	1,469	4,826	711

Operating loss	(10,580)	(19,159)	(1,810)	(267)	(48,490)	(42,090)	(6,199)
Other income/(expense):
Interest income	150	974	738	109	646	3,124	460
Interest expenses	(110)	(488)	(669)	(99)	(409)	(1,645)	(242)
Foreign exchange gain/(loss)	360	278	(233)	(34)	396	(226)	(33)
Other income	88	244	678	100	241	1,003	148
Other expense	—	(1,689)	(56)	(8)	(26)	(1,745)	(257)

Total other income/(expense)	488	(681)	458	68	848	511	76
Loss before income tax and (loss)/gain from equity method investment	(10,092)	(19,840)	(1,352)	(199)	(47,642)	(41,579)	(6,123)

Income tax (expenses)/benefits	(49)	145	—	—	(127)	145	21

Loss before (loss)/gain from equity method investment	(10,141)	(19,695)	(1,352)	(199)	(47,769)	(41,434)	(6,102)
(Loss)/gain from equity method investment	(59)	(33)	288	42	(69)	236	35

Net loss	(10,200)	(19,728)	(1,064)	(157)	(47,838)	(41,198)	(6,067)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(10,200)	(19,728)	(1,064)	(157)	(47,838)	(41,198)	(6,067)
Net (income)/loss attributable to non-controlling interests	(192)	1,111	798	118	1,226	2,765	407

Net loss attributable to EHang Holdings Limited	(10,392)	(18,617)	(266)	(39)	(46,612)	(38,433)	(5,660)
Accretion to redemption value of redeemable convertible preferred shares	(10,660)	—	—	—	(13,694)	—	—

Net loss attributable to ordinary shareholders	(21,052)	(18,617)	(266)	(39)	(60,306)	(38,433)	(5,660)
Net loss per ordinary share:
Basic and diluted	(0.35)				(1.04)
Net loss per Class A and Class B ordinary share:
Basic and diluted		(0.17)	(0.002)	(0.0004)		(0.35)	(0.05)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	59,582				57,732
Shares used in net loss per Class A and Class B ordinary share computation (in thousands of shares):
Basic		109,548	109,608	109,608		109,541	109,541
Diluted		109,548	109,950	109,950		109,541	109,541
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and Diluted		(0.34)	(0.004)	(0.0008)		(0.70)	(0.10)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	19,071	20,553	42,022	6,189	38,022	73,729	10,859
Plus: Share-based compensation	71	—	80	12	365	80	12

Adjusted gross profit	19,142	20,553	42,102	6,201	38,387	73,809	10,871

Adjusted gross margin	55.1%	57.6%	59.3%	59.3%	57.2%	58.8%	58.8%
Operating expenses	(29,977)	(43,436)	(44,165)	(6,505)	(87,981)	(120,645)	(17,769)
Plus: Share-based compensation	3,132	8,012	6,258	921	12,750	16,206	2,387

Adjusted operating expenses	(26,845)	(35,424)	(37,907)	(5,584)	(75,231)	(104,439)	(15,382)

Adjusted operating expenses percentage	77.3%	99.2%	53.4%	53.4%	112.1%	83.2%	83.2%
Operating loss	(10,580)	(19,159)	(1,810)	(267)	(48,490)	(42,090)	(6,199)
Plus: Share-based compensation	3,203	8,012	6,338	933	13,115	16,286	2,399

Adjusted operating (loss)/profit	(7,377)	(11,147)	4,528	666	(35,375)	(25,804)	(3,800)

Adjusted operating margin	(21.2%)	(31.2%)	6.4%	6.4%	(52.7%)	(20.6%)	(20.6%)
Net loss	(10,200)	(19,728)	(1,064)	(157)	(47,838)	(41,198)	(6,067)
Plus: Share-based compensation	3,203	8,012	6,338	933	13,115	16,286	2,399

Adjusted net (loss)/income	(6,997)	(11,716)	5,274	776	(34,723)	(24,912)	(3,668)

Adjusted net margin	(20.1%)	(32.8%)	7.4%	7.4%	(51.7%)	(19.9%)	(19.9%)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss attributable to ordinary shareholders	(21,052)	(18,617)	(266)	(39)	(60,306)	(38,433)	(5,660)
Plus: Share-based compensation	3,203	8,012	6,338	933	13,115	16,286	2,399
Plus: Accretion to redemption value of redeemable convertible preferred shares	10,660	—	—	—	13,694	—	—

Adjusted net (loss)/income attributable to ordinary shareholders	(7,189)	(10,605)	6,072	894	(33,497)	(22,147)	(3,261)

Adjusted net income attributable to ordinary shareholders margin	(20.7%)	(29.7%)	8.6%	8.6%	(49.9%)	(17.6%)	(17.6%)
Adjusted basic and diluted net loss per ordinary share	(0.12)				(0.58)
Adjusted basic and diluted net (loss)/income per Class A and Class B ordinary share		(0.10)	0.06	0.01		(0.20)	(0.03)
Adjusted basic and diluted net (loss)/income per ADS		(0.20)	0.12	0.02		(0.40)	(0.06)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(10,200)	(19,728)	(1,064)	(157)	(47,838)	(41,198)	(6,067)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	1,388	1,620	1,550	228	4,185	4,740	698
Share-based compensation	3,203	8,012	6,338	933	13,115	16,286	2,399
Loss on disposal of intangible assets	—	—	77	11	—	77	11
Loss on disposal of property and equipment	—	228	—	—	—	228	34
Gain on disposal of long-term investment	—	—	(288)	(42)	—	(288)	(42)
Share of net loss from an equity investee	59	33	—	—	69	52	8
(Reversal) allowance for doubtful accounts	(7)	3,727	4,650	685	(217)	8,519	1,255
Changes in operating assets and liabilities:
Accounts receivable	(23,658)	(30,900)	(65,317)	(9,619)	(34,166)	(105,308)	(15,510)
Unbilled revenue	—	—	—	—	—	1,481	218
Cost and estimated earnings in excess of billings	—	—	—	—	3,247	10,490	1,545
Inventories	(6,942)	(18,868)	(8,844)	(1,303)	(11,746)	(38,865)	(5,724)
Prepayments and other current assets	(4,579)	1,388	(2,422)	(357)	(6,629)	(2,795)	(412)
Other non-current assets	15	21	22	3	44	65	10
Accounts payable	4,727	11,446	11,809	1,740	7,195	25,951	3,822
Contract liabilities	618	(170)	101	15	(3,674)	(3,412)	(503)
Income taxes payable	49	—	—	—	49	(5)	(1)
Deferred income	—	—	4,080	601	—	4,080	601
Deferred government subsidies	(20)	(20)	(20)	(3)	(60)	(60)	(9)
Unrecognized tax benefits	—	(151)	—	—	—	(180)	(26)
Accrued expenses and other liabilities	4,989	(1,387)	7,370	1,085	6,177	4,380	645

Net cash used in operating activities	(30,358)	(44,749)	(41,958)	(6,180)	(70,249)	(115,762)	(17,048)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(147)	(866)	(170)	(25)	(1,009)	(1,328)	(196)
Disposal of property and equipment	—	192	—	—	—	192	28
Acquisition of intangible assets	(180)	(269)	—	—	(180)	(278)	(41)
Proceeds from maturity of short-term investments	25,130	2,500	20,900	3,078	39,530	36,400	5,361
Purchase of short-term investments	(34,730)	(19,899)	(76,265)	(11,233)	(57,630)	(113,364)	(16,697)
Loans to third parties	—	—	—	—	—	(53,900)	(7,939)
Repayment of loan from a third party	—	—	30,000	4,419	—	40,000	5,891
Loan to a related party	—	—	—	—	(425)	—	—
Repayment of loan from a related party	—	—	—	—	425	—	—
Others	—	—	—	—	—	(54)	(8)

Net cash flow used in investing activities	(9,927)	(18,342)	(25,535)	(3,761)	(19,289)	(92,332)	(13,601)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	—	5,000	5,000	736	5,000	15,000	2,209
Repayment of a short-term bank loan	—	—	—	—	(5,000)	(5,000)	(736)
Proceeds from a loan from a third party	30,000	—	—	—	30,000	—	—
Repayment of loans from third parties	(5,000)	—	—	—	(5,000)	—	—
Shares issued upon vesting of restricted share units	3	—	—	—	3	—	—
Proceeds from issuance of mandatorily redeemable non-controlling interests of a subsidiary	—	40,000	—	—	—	40,000	5,891
Proceeds from issuance of subsidiaries’ equity to non-controlling interest holders	—	2,023	—	—	—	2,023	298
Proceeds from issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	—	—	—	—	—	7,313	1,077
Proceeds from issuance of Series C redeemable convertible preferred shares	—	—	—	—	47,436	—	—
Payment of issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option’s issuance costs	—	—	(199)	(29)	—	(715)	(105)
Payment of issuance costs for initial public offering	—	(304)	(2,408)	(355)	—	(11,831)	(1,743)

Net cash provided by financing activities	25,003	46,719	2,393	352	72,439	46,790	6,891

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Effect of exchange rate changes on cash and cash equivalents	1,501	(454)	(5,285)	(778)	1,952	(2,554)	(376)

Net decrease in cash and cash equivalents	(13,781)	(16,826)	(70,385)	(10,367)	(15,147)	(163,858)	(24,134)
Cash and cash equivalents at the beginning of the period/year	60,153	245,015	228,189	33,609	61,519	321,662	47,376

Cash and cash equivalents at the end of the period	46,372	228,189	157,804	23,242	46,372	157,804	23,242

Unpaid issuance cost for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities	743	743	743	109	743	743	109
Unpaid issuance costs for initial public offering included in Accrued expenses and other liabilities	—	5,304	2,896	427	—	2,896	427
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option included in Accrued expenses and other liabilities	—	1,046	847	125	—	847	125